SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number:1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T SAVINGS AND SECURITY PLAN

Byname of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
175 E. Houston, San Antonio, Texas 78205

Financial Statements, Supplemental Schedule and Exhibit
Table of Contents
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2
Statement of Changes in Net Assets Available for Benefits for the
Year Ended December 31, 2007	3
Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	10

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AT&T Inc., Plan Administrator
for AT&T Savings and Security Plan

We have audited the accompanying statements of net assets available for benefits of AT&T Savings and Security Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

San Antonio, Texas
June 26, 2008

AT&T SAVINGS AND SECURITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,
	2007	2006
ASSETS

Investments (at fair value)	$7,105,534	$6,382,912
Market value of securities on loan	173,988	130,909
Total Investments (See Note 3)	7,279,522	6,513,821

Securities lending collateral	177,620	133,350
Dividends and interest receivable	144	104
Receivable for investments sold	1,183	863

Total Assets	7,458,469	6,648,138

LIABILITIES

Overdrafts	4,178	197
Payable for security purchased	2,416	-
Administrative expenses payable	2,497	4,742
Securities lending payable	177,620	133,350

Total Liabilities	186,711	138,289

Net Assets Available for Benefits (at fair value)	7,271,758	6,509,849

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,213)	9,571

Net Assets Available for Benefits	$7,267,545	$6,519,420

See Notes to Financial Statements.

AT&T SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2006	$6,519,420

Additions to Net Assets:
Contributions:
Participant contributions	302,292
Employer contributions	165,031
467,323

Investment Income:
Net appreciation in value of investments	694,168
Dividends on AT&T common shares	134,193
Interest	59,471
Income on collateralized securities	512
888,344

Transfer from merged plans (see Note 1)	104,527
Total Additions	1,460,194

Deductions from Net Assets:
Administrative expenses	9,704
Distributions	702,365

Total Deductions	712,069

Net Assets Available for Benefits, December 31, 2007	$7,267,545

See Notes to Financial Statements.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

1.
Plan Description - The AT&T Savings and Security Plan (Plan) was established by SBC Communications Inc. (SBC) to provide a convenient way for eligible employees to save for retirement on a regular and long-term basis. In connection with the November 2005 merger of AT&T Corp., SBC changed its name to AT&T Inc. (AT&T or the Company).The majority of eligible employees are represented by the Communications Workers of America or the International Brotherhood of Electrical Workers. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In 2007, AT&T amended the Plan  (noted as SSP in the table below) and the AT&T Savings Plan (SP) to merge the participant balances and assets of the AT&T PAYSOP (PAYSOP), Pacific Telesis Group Employee Stock Ownership Plan (ESOP) and the Southern New England Telephone Company Tax Reduction Act Stock Ownership Plan (TRASOP) into the AT&T Shares Fund on August 1, 2007 as follows:

Employment Status as of 7/31/2007		As of 7/31/2007, account in:	Transferred to:
Nonbargained Employee	Active	SP	SP
SP and SSP
		SSP	SSP
		Neither Plan	SP (create account)
	Inactive	SP	SP
SP and SSP
		SSP	SSP
		Neither Plan	SP (create account)
Bargained Employee	Active	SSP	SSP
SP and SSP
		SP	SP
		Neither Plan	SSP (create account)
	Inactive	SSP	SSP
SP and SSP
		SP	SP
		Neither Plan	SSP (create account)

Following the transfer of the participant balances and assets of the Plan, participants are able to withdraw their transferred balances, transfer those investments from the AT&T Shares Fund to other plan investment options (subject to normal fund transfer rules) or take loans against the balances.

Participants can invest their contributions in one or more of the following funds in either five dollar or 1% increments (depending upon applicable collective bargaining agreements): the AT&T Shares Fund, the Bond Fund, the Large Cap Stock Fund, the Interest Income Fund, the Global Equity Fund, the Mid and Small Cap Stock Fund and the International Stock Fund, altogether referred to as the Trust. The trustee is Mellon Trust of New England, National Association.

Company matching contributions are made solely in the form of shares of AT&T’s common stock held in an Employee Stock Ownership Plan (ESOP) which is a separate investment account of this Plan.

Dividends on shares in the AT&T Shares Fund and the ESOP can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a separate fund known as a Dividend Fund Account (DFA) for distribution at the end of the year. At the end of the year, dividends held in the DFA are paid out to the participant. Interest earned on dividends held in the DFA is paid into the AT&T Shares Fund. During 2007, Plan participants elected to receive $28,047 in dividend distributions. This amount is included in distributions on the statement of changes in net assets.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collective bargaining obligations. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

2.
Accounting Policies - The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments are stated at fair value. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Over-the-counter securities and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Cash and temporary assets are stated at fair value.

Common/collective trust funds are valued at quoted redemption values that represent the net asset values of units held at year-end which management has determined approximates fair value. Participant loans are reported at cost, which approximates fair value.

As required by Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive synthetic investment contracts (Synthetic GICs). The underlying investments of the Synthetic GICs are valued at quoted redemption values on the last business day of the Plan’s year-end. The fair value of the wrap contracts for the Synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

The reasonable expenses of plan administration may be charged to the Trust in accordance with procedures adopted by the plan administrator (as defined by the Plan). Brokerage fees, transfer taxes and other expenses incident to the purchase of sale or securities by the Trustee shall be deemed to be part of the cost of such securities, or deducted in computing the proceeds, as the case may be. Taxes, if any, on any assets held or income received by the Trustee will be charged appropriately against the accounts of Plan participants as determined by the plan administrator. All expenses of administering the Plan that are not charged to the Trust will be borne by the respective participating companies in the Plan as determined by the plan administrator.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (FAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the impact of FAS 157.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

3.	Investments - Investments representing 5% or more of Plan net assets at December 31 were:

	2007	2006
Employee Stock Ownership Plan *
AT&T common shares	$1,909,818	$1,644,967

AT&T Shares Fund
AT&T common shares	2,000,334	1,746,210

Large Cap Stock Fund
Barclays Global Investors Equity Index Fund F	898,683	704,811

Mid and Small Cap Stock Fund
Barclays Global Investors EAFE Equity Extended Equity Market Fund F	365,035	346,715

International Fund Barclays Global Investors EAFE Equity Index Fund F	402,308	325,450

*     Nonparticipant-directed

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common Stock	$551,047
Common Collective Trusts	143,121
Total	$694,168

Fully Benefit-Responsive Investment Contracts
The Interest Income Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and are periodically reset. The Interest Income Fund invests in Synthetic GICs, also referred to as wrapper contracts. The assets supporting the Synthetic GICs are owned by the Plan and generally consist of high quality fixed income securities. At December 31, 2007 the underlying assets had a fair value of $846,296 and a contract value of $842,083. At December 31, 2006 the underlying assets had a fair value of and a contract value of $800,096 and $809,667. For the years ended December 31, 2007 and 2006, the average yield earned by the Plan on these contracts was 4.31% and 5.21%, and, the average yield earned by the Plan adjusted to reflect actual interest rate credited to participants, was 4.73% and 4.24%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2007 or 2006.

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest. The fair value of the wrapper contracts were $0 at December 31, 2007 and $32 at December 31, 2006.

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities and the duration of those investments. All wrapper contracts provide for minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuer will pay the Plan the shortfall needed to maintain the rate at zero, ensuring participants’ principal and accrued interest is protected.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Changes in market interest rates can affect the yield to maturity and the market value of the underlying investment, and can have a material impact on the wrapper contract’s interest crediting rate. Additionally, participant withdrawals and transfers from the Interest Income Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value for fully-benefit responsive investment contracts,” and totaled $(4,213) at December 31, 2007 and $9,571 at December 31, 2006. If this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment is negative, the embedded market gains would cause the future interest crediting rate to be higher.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of the events are probable of occurring in the foreseeable future.

Securities Lending
The Plan is authorized to engage in the lending of certain Interest Income Fund assets. Securities lending is an investment management enhancement that utilizes the existing securities (fixed income investments) of the Plan to earn additional income. Securities lending involves the loaning of securities to a selected group of approved banks and broker-dealers. In return for the loaned securities, the trustee, prior to or simultaneous with delivery of the loaned securities to the borrower, receives collateral in the form of cash or U.S. Government securities as a safeguard against possible default of any borrower on the return of the loan. Each loan is initially collateralized, in the case of: (a) loaned securities denominated in U.S. dollars or whose primary trading market is located in the U.S., or (b) loaned securities not denominated in U.S. dollars or whose primary trading market is not located in the U.S. to the extent of 105% of the market value of the loaned securities. The collateral is marked to market on a daily basis. Securities on loan and collateral held under this program at December 31, 2007 and 2006 are reported on the accompanying statements of net assets available for benefits. The reported collateral includes noncash holdings of $8,534 and $23,775 at December 31, 2007 and 2006. Income earned on securities lending is used to offset the administrative expenses of the Plan and was $512 for the year ended December 31, 2007.

Investment Risk
Investments held by the Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefit. Plan participants’ accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

4.
Nonparticipant-Directed Investments - Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 is as follows:

	2007	2006
Assets
AT&T common shares	$1,909,818	$1,644,967
Temporary cash investments	1,766	395
Dividends and interest receivable	10	6
Receivable for investments sold	869	863
Total Assets	1,912,463	1,646,231

Liabilities
Overdrafts	503	-
Administrative expenses payable	418	1,119
Payables for securities purchased	2,416	-
Total Liabilities	3,337	1,119

Net Assets Available for Benefits	$1,909,126	$1,645,112

2007

Net Assets Available for Benefits, December 31, 2006	$1,645,112

Employer contributions [1]	165,031
Interest income	69
Dividends	17
Net appreciation in fair value of investments	267,425
Administrative expenses	(2,494)
Distributions	(134,473)
Transfers to other fund(s)	(31,561)
264,014

Net Assets Available for Benefits, December 31, 2007	$1,909,126

1  Employer contributions includes forfeitures allocated from the AT&T Shares Fund.

AT&T SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

5.
Tax Status - The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 25, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6.	Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2007	2006

Net Assets Available for Benefits per the financial statements	$7,267,545	$6,519,420

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,213	(9,571)

Distribution payable to participants	(196)	(123)

Net Assets Available for Benefits per the Form 5500	$7,271,562	$6,509,726

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2007:

Distributions to participants per the financial statements	$702,365

Distributions payable to participants at December 31, 2007	196

Distributions payable to participants at December 31, 2006	(123)

Distributions to participants per the Form 5500	$702,438

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2007:

Total additions per the financial statements	$1,460,194

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2006	9,571

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	4,213

Total income per the Form 5500	$1,473,978

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007
(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

Employee Stock Ownership Plan
*	AT&T common shares	45,953,278 shares	$1,145,216	$1,909,818
*	Mellon Trust of New England, National
	Association Total Employee Stock
	Ownership Plan	Temporary cash investment	1,766	1,766
	Total Employee Stock Ownership Plan		1,146,982	1,911,584

AT&T Shares Fund
*	AT&T common shares	48,131,231 shares		2,000,334
*	Mellon Trust of New England, National
	Association	Temporary cash investment		6,077
	Total Shares Fund		**	2,006,411

Bond Fund
*	Barclays Global Investors Intermediate
	Government/Credit Bond Index Fund F	13,896,027 units	**	268,193

Large Cap Stock Fund
*	Barclays Global Investors Equity Index
	Fund F	41,073,273 units	**	898,683

Interest Income Fund
	Bank of America Wrapper	Synthetic GIC
		#99-086, IR, ***		-
	Cabellas Credit Card Master Trust	Monoline Credit Card		7,222
	Chase Insurance Trust	Bank Credit Card		8,058
	Credit Suisse First Boston	Collateralized Mtg Obligation		5,988
	Countrywide Home Loans	Home Equity SrSub		5,567
	Countrywide Asset-backed Certificates	Home Equity SrSub		3,542
	Federal Home Loan Mortgage Company	Agency CMO		4,367
****	Federal Home Loan Mortgage Company	Agency CMO		7,547
	Federal National Mtg Assn. - Adj Rate Mtg.	Agency Hybrid		2,752
	Federal National Mtg Assn. - GTD REMIC.	Agency MF Fix		8,636
	Federal National Mtg Assn. - GTD REMIC.	Agency MF Fix		4,558
	Federal National Mtg Assn. - GTD REMIC.	Home Equity Agency		1,835
	Federal National Mtg Assn. - GTD REMIC.	Agency PAC		6,897
	Federal National Mtg Assn. - GTD REMIC.	Agency PAC		4,811
	MBNA Master Credit Card Trust	Monoline Credit Card		1,700
	MBNA Master Credit Card Trust	Monoline Credit Card		6,021
	Marriot Vacation Club Owner	Collateralized Mtg Obligation Commercial/Corporate		851
	Residential Funding Mtg Sec	Home Equity 2nd Monoline		4,385

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - (continued)
December 31, 2007
(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

	Sierra Timeshare Receivables Funding, LLC	Collateralized Mtg Obligation Commercial/Corporate	3,351
****	United States Treasury	Treasury Note	4,200
****	United States Treasury	Treasury Note	8,465
****	United States Treasury	Treasury Note	19,932
	TBC Inc PooledEmpDailyLiquidity	STIF	5,613
	Cash on Hand	Cash	-
			126,298

	ING Life & Annuity	Synthetic GIC
		#60127, IR, ***	-
	Amex Optima CC MT	Monoline Credit Card	5,492
	Capital One Master Trust	Monoline Credit Card	7,931
	Federal Home Loan Mtg Multiclass	Agency	3,220
	Federal Home Loan Mtg Multiclass	Agency NAS	6,545
	Federal Home Loan Mtg Multiclass	Agency	5,412
	Federal National Mtg. Assn.	Agency MF BLN	4,837
	Federal National Mtg Assn GTD Remic	Home Equity Agency	3,769
	GSAA	Home Equity SrSub	4,328
	Household Auto Trust	SubPrime Auto	7,140
	Household Auto Trust	SubPrime Auto	3,949
	Nomura Asset Securities Corporation	Conduit	5,075
	United States Treasury	Treasury Note	3,482
****	United States Treasury	Treasury Note	4,003
****	United States Treasury	Treasury Note	8,015
****	United States Treasury	Treasury Note	4,200
****	United States Treasury	Treasury Note	8,392
****	United States Treasury	Treasury Note	6,497
	Bear Stearns Commercial Mortgage	Non-Agency Comml Mort Backed	8,515
	General Electric Capital Corp Sr Unsec	Corporate Bond	2,066
	TBC Inc PooledEmpDailyLiquidity	STIF	8,804
	Cash on Hand	Cash	(8,511)
			103,161

	JP Morgan Chase Wrapper	Synthetic GIC
		#426424-T, IR, ***	-
	Carmax Auto Owner Trust	NonPrime Auto	3,595
	Daimler Chrysler NA hldg	Prime Auto	4,237
	FHR	Agency NAS	4,100
	Federal National Mtge Assn	Agency Hybrid	2,287
	Federal National Mtge Assn	Agency Hybrid	6,499
	Federal National Mtge Assn GTD Remic	Agency Fix	3,890
	Federal National Mtge Assn	Agency Fix	8,238
****	Federal National Mtge Assn	Agency Debenture	15,076

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - (continued)
December 31, 2007
(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

	Federal National Mtge Assn Whole Loan	Agency RP ARM	1,250
	GE Commercial Mortgage Corp.	Conduit	8,305
	Navistar Financial	NonPrime Auto	4,008
	Sallie Mae Student Loan Trust	Agency Student Loan	3,970
****	United States Treasury	Treasury Note	2,015
****	United States Treasury	Treasury Note	6,254
****	United States Treasury	Treasury Note	7,090
	WFS Financial Owner Trust	Non-Agency MBS Floating	4,420
****	United States Treasury	Treasury Note	4,233
****	United States Treasury	Treasury Note	12,588
	Federal Home Loan Mtg - Adj Rate Mtg.	US Agency Pass-Through	7,556
	Greenwich Capital Commercial Funding Corp.	Non-Agency Comm Mort Bkd	6,948
	TBC Inc PooledEmpDailyLiquidity	STIF	7,624
	Cash on Hand	Cash	(6,815)
			117,368

	Monumental Wrapper	Synthetic GIC
		#MDA00292TR, IR, ***	-
	Citibank Credit Card IT	Bank Credit Card	5,950
	Capital One Master Trust	Monoline Credit Card	8,256
	Countrywide Asset-backed Certificates	Home Equity SrSub	1,952
	FGCI	Agency Fix	5,026
	Federal Home Loan Mtg - Adj Rate Mtg.	Agency Hybrid	1,096
	FHR	Agency Seq	5,795
	Federal National Mtg Assn	Agency MF BLN	4,594
	Federal National Mtg Assn - Adj Rate Mtg.	Agency Hybrid	916
	Federal National Mtg Assn. - GTD REMIC.	Agency PAC	4,052
	Federal National Mtg Assn. - GTD REMIC.	Agency PAC	6,166
	Federal National Mtg Assn Whole Loan	Home Equity Agency	4,104
	FSPC	Home Equity Agency	1,161
	Household Auto Trust	Subprime Auto	5,576
	MBNA Master Trust	Monoline Credit Card	5,577
	Morgan Stanley Auto Loan Trust	Prime Auto	7,311
	New Century Home Equity Loan	Home Equity Monoline	3,581
	Pinnacle CBO Ltd	Corp Fin Other	72
	Res Asset Mtg Products	Home Equity Monoline	2,724
	USAA Auto Owners Trust	Prime Auto	6,017
****	United States Treasury	Treasury Note	1,017
****	United States Treasury	Treasury Note	3,002
****	United States Treasury	Treasury Note	10,423
****	United States Treasury	Treasury Note	5,250
	World Omni Auto Receivables Trust	Mfg HsgSrSub	2,326
****	United States Treasury	Treasury Note	8,103
	JP Morgan Chase Commercial Mortgage Sec.	Non-Agency Comm Mort Bkd	8,044

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - (continued)
December 31, 2007
(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

	TBC Inc PooledEmpDailyLiquidity	STIF	7,282
	Cash on Hand	Cash	123
			125,496

	Rabobank Nederland	Synthetic GIC
		SBC-060201, IR, ***	-
	Chase Manhattan First Union	Conduit	7,727
	Credit Suisse First Boston	Conduit	2,470
	Federal Home - Adj Rate Mtg.	Agency Hybrid	2,422
****	Federal Home Loan Mtg - Adj Rate Mtg	Agency Hybrid	16,455
	Federal Home Loan Mtg Multiclass	Agency NAS	11,628
	Federal Nationl Mtg Assn - Adj Rate Mtg	Agency HYB PP	1,150
****	Federal National Mtg Assn Debs	Agency Debenture	4,526
	Federal National Mtg Assn Whole Loan	Home Equity Agency	1,952
	Federal National Mtg Assn Whole Loan	Agency RPF Fix	2,526
	GMACC Commercial Mtg. Securities	Conduit	5,425
	MBNA Master Trust	Monoline Credit Card	8,005
	Nissan Auto Receivables Trust	Prime Auto	4,695
****	United States Treasury	Treasury Note	3,023
	Wachovia Auto Owner Trust	Prime Auto	2,102
****	United States Treasury	Treasury Note	8,392
****	Federal National Mtg Assn	US Agency	4,121
	Federal Home - Adj Rate Mtg.	Agency Passthru	7,556
	Greenwich Capital Commercial Funding Corp.	Non-Agency Comm Mort	8,119
	TBC Inc PooledEmpDailyLiquidity	STIF	5,509
	Cash on Hand	Cash	157
			107,960

	State Street Wrapper	Synthetic GIC
		#99039, IR, ***	-
	Bank One Insurance Trust	Bank Credit Card	9,950
	Cendant Timeshare Receivables Funding	Collateralized Mtg Obligation Commercial/Corporate	272
	Chase Insurance Trust	Bank Credit Card	8,075
	Commercial Mtg Acceptance Corp	Collateralized Mtg Obligation	4,121
	Countrywide Asset-backed Certficates	Home Equity SrSub	6,494
	Federal Home Loan Mtg Corp	Agency Hybrid	53
	Federal Home Loan Mtg Corp	Agency PAC	2,150
	Federal Home Loan Mtg Corp	Agency NAS	6,178
	Federal Home Loan Mtg Corp	Agency PAC	4,018
	Federal National Mtg Assn - Adj Rate Mtg	Agency HYB PP	5,933
	Fannie Mae Grantor Trust	Agency MF Fix	8,345
	Federal National Mtg Assn Whole Loan	Home Equity Agency	1,762

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - (continued)
December 31, 2007
(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

	FSPC	Home Equity Agency	1,984
	GE Commercial Equipment Financing Lease	Large Equipment Loan	660
	GE Equipment Small Ticket LLC	Small Equipment Lease	4,749
	GMACC Commercial MTG Securities	Conduit	8,324
	GSR Mortgage Loan Trust	Nag PT Arm	6,830
	Sallie Mae Student Loan Trust	Agency Student Loan	5,397
****	United States Treasury	Treasury Note	2,015
	Wells Fargo Mortgage-backed Securities Trust	Nag PT Arm	7,858
	Wells Fargo Mortgage-backed Securities Trust	Nag PT Arm	5,791
	LB-UBS Commercial Mortgage Trust	Non-Agency Comm Mortg	6,044
	Federal National Mtg Assn	Us Agency	4,121
****	United States Treasury	Treasury Note	5,250
	Bank of America Credit Card Trust	Credit Card	12,493
	TBC Inc PooledEmpDailyLiquidity	STIF	9,113
	Cash on Hand	Cash	(6,033)
			131,947

	UBS Wrapper	Synthetic GIC
		#5029, IR, ***	-
	Americredit Auto Rec	SubPrime Auto	1,287
	Adjustable Rate Mortgage Trust	Nag PT Arm	5,566
	Cabellas Credit Card MT	Retail Credit Card	3,165
	Caterpillar Fin Asset Trust	Large Equipment Loan	5,457
	Capital One Auto Finance Trust	SubPrime Auto	4,515
	Commercial Mtg Pass-Thru Cert	Conduit	5,647
	Federal Home Loan Mtg - Adj Rate Mtg	Agency Hybrid	54
****	Federal Home Loan Mortgage Corporation	Agency Debenture	3,766
	Federal Home Loan Mortgage Corporation	Agency PAC	981
	Federal Home Loan Mortgage Corporation	Agency NAS	8,672
	Federal Home Loan Mortgage Corporation	Agency PAC	8,033
	Federal National Mtg Assn - Adj Rate Mtg	Agency HYB PP	4,488
	Federal National Mtg Assn - Adj Rate Mtg	Agency HYB PP	4,913
	Federal National Mtg Assn Whole Loan	Home Equity Agency	2,052
	Federal National Mtg Assn Whole Loan	Home Equity Agency	1,762
	John Deere Owner Trust	Large Equipment Loan	7,483
	Morgan Stanley Capital	Conduit	5,219
	Res Asset Mtg Products	Home Equity Monoline	2,043
	Structured Adjustable Rate Mortgage Loan	Collateralized Mtg Obligation Commercial/Corporate	2,735
****	United States Treasury	Treasury Note	5,211
****	United States Treasury	Treasury Note	7,997
	Nissan Auto Lease Trust	Auto Lease	8,040

AT&T SAVINGS AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - (continued)
December 31, 2007
(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

General Electric Capital Corp Sr Unsec	Corporate Bond		2,066
TBC Inc PooledEmpDailyLiquidity	STIF		2,998
Cash on Hand	Cash		1
			104,151

* Mellon Trust of New England, National
Association	Temporary cash investment		29,915

Total Interest Income Fund		**	846,296

Global Equity Fund
* Barclays Global Investors U.S. Equity
Market Fund F	3,950,646 units		159,369
* Barclays Global Investors EAFE Equity
Index Fund F	1,884,302 units		64,424
Total Global Equity Fund		**	223,793

Mid and Small Cap Stock Fund
* Barclays Global Investors EAFE Equity
Extended Equity Market Fund F	13,615,634 units	**	365,035

International Stock Fund
* Barclays Global Investors EAFE Equity
Index Fund F	11,766,827 units	**	402,308

Loan Fund
* Loans to Plan Participants	8.25% - 9.25%	**	357,219

TOTAL			$7,279,522

*           Party-in-Interest.
**         Participant-directed investment, cost not required
***       Synthetic Insurance Contracts, no stated maturity.
****	Investment balances have been adjusted to include the market value of securities on loan, which are reclassified for financial statement presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T SAVINGS AND SECURITY PLAN

By AT&T Inc., Plan Administrator for the Foregoing Plan

By	/s/ John J. Stephens
John J. Stephens
Senior Vice President and Controller

Date: June 27, 2008

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm